Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of SAP SE:

We consent to the incorporation by reference in this registration statement on Form S-8 of SAP SE of our report dated February 25, 2016, with respect to the consolidated statements of financial position of SAP SE as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 20-F of SAP SE.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

August 30, 2016